Exhibit 21.1

LIST OF SUBSIDIARIES

Enertec Electronics Limited, an Israeli corporation

Enertec Management Limited, an Israeli corporation

Enertec Systems 2001 LTD, an Israeli corporation

Micronet Ltd., an Israeli corporation*

* Subsidiary is not wholly-owned by the Company.